Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Main (905) 726-2462 magna.com

MAGNA RECOMMENDS REJECTION OF “MINI-TENDER” OFFER

July 15, 2016, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) announced today that it has received notice of an unsolicited “mini-tender” offer made by TRC Capital Corporation (“TRC Capital”) to purchase up to 2,500,000 Magna Common Shares, or approximately 0.63% of Magna’s outstanding Common Shares, at a price of CDN $41.85 per share. The offering price represents a discount of approximately 13.9% to yesterday’s closing price of Magna Common Shares on the Toronto Stock Exchange (TSX) of CDN $48.63. In addition, the offer is highly conditional. TRC Capital’s offer states that it may withdraw its offer if, among other things, the market price of Magna Common Shares falls below CDN $43.82, the closing price on the TSX on July 6, 2016.

Magna does not endorse this unsolicited mini-tender offer and recommends that shareholders do not tender their shares. Magna is not associated with TRC Capital, its mini-tender offer or the mini-tender offer documentation.

TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers typically seek to acquire less than 5% of a company’s outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to formal take-over bids and tender offers under Canadian and United States securities legislation.

The Canadian Securities Administrators (CSA) have expressed serious concerns about mini-tender offers, such as the possibility that investors might tender to a mini-tender offer based on a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at: http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

The U.S. Securities and Exchange Commission (SEC) has also published an investor advisory regarding mini-tender offers. In the advisory, the SEC cautions that some bidders make mini-tender offers at below-market prices, “hoping that they will catch investors off-guard” if the investors do not compare the offer price to the current market price. The SEC advisory can be found at: http://www.sec.gov/investor/pubs/minitend.htm.

Magna urges shareholders to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. Magna recommends that shareholders who have not responded to TRC Capital’s mini-tender offer take no action. Shareholders who have already tendered their shares should seek to withdraw them, including reviewing and strictly following the withdrawal procedures in TRC Capital’s offering documents.

Magna requests that a copy of this news release be included with all distributions of materials relating to TRC Capital’s mini-tender offer related to Magna common shares.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 306 manufacturing operations and 92 product development, engineering and sales centres in 29 countries.  We have over 147,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. These figures include manufacturing operations, product development, engineering and sales centres and employees in equity accounted operations. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).